Exhibit 99.1

Genius Group provides update to RICO lawsuit

SINGAPORE, May 21, 2025 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading AI-powered, Bitcoin-first education group, today announced that its lawyers have filed an amended complaint against Peter Ritz and Michael Moe as the controlling officers and directors of LZGI International, Inc (“LZG”) under the Racketeer Influenced and Corrupt Organizations Act (RICO), in the United States District Court, Southern District of Florida, seeking updated damages of over $750 million (which includes treble damages potentially recoverable under federal statute) caused by the defendants to Genius Group.

The amended complaint also includes two additional defendants, Michael Carter and John Clayton, who is also a defendant in the case filed by the United States and Exchange Commission (“SEC”), alleging Securities Fraud in the United States District Court District of Utah, Central Division (Case No: 2:24-cv-918). The SEC case against Clayton alleges he and other parties engaged in a securities fraud scheme to secretly amass and then illegally sell stock of small, publicly traded companies including LZGI. Genius Group alleges in its amended filing that both individuals are a part of the RICO enterprise related to the LZGI transaction with the Company.

The RICO case relates to the Company’s allegations of Ritz and Moe’s attempt to defraud the Company and filing false statements designed to defraud the court, causing a Temporary Restraining Order (“TRO”) and Preliminary Injunction (“PI”) to be issued against the Company preventing it from raising funds and buying Bitcoin, as a way to cause damage and extort further money from Genius.

On May 6, 2025, the United States Court of Appeals for the Second Circuit ruled in the Company’s favor, granting a stay on the PI, stating ““Appellant has made a strong showing that it is likely to succeed on the merits and suffers clear irreparable injury absent a stay, warranting a stay pending appeal.”

In summary, the Court of Appeals ruling enables the Company to resume its normal operations with immediate effect, including raising funds, selling shares, buying Bitcoin and funding its operations and growth plans, pending the resolution of the appeal.

Following this positive development, the Company is now focused at restructuring and rebuilding based on the considerable damages incurred by the TRO and PI over the last three months. It is also committed to recovering the damages incurred, which has increased to $250 million. The Company is seeking treble damages of $750 million in the RICO case.

The Company’s legal case against Ritz and Moe is led by the Company’s attorneys Mark R. Basile, Esq. and Alyssa Feldman, Esq. of the Basile Law Firm P.C., a leading RICO litigation firm.

In other cases related to LZGI, Ritz and Moe, the Company is now cooperating with the LZGI Shareholders who have brought a Class Action lawsuit against LZGI, Ritz and Moe for violation of federal securities laws, filed in United States District Court Southern District of New York (Case No: 1:24-cv-07551) and a shareholders’ derivative lawsuit in the Circuit Court of the Eleventh Judicial Circuit In and For Miami-Dade County, Florida (Case No: 2024-019773-CA-01), with the Company’s CEO, Roger Hamilton providing an affidavit including testimony against Ritz and Moe in aid of the LZGI Shareholders’ case.

With relation to the recently announced hacking of Mr. Hamilton’s X account, the Company worked directly with X to successfully recover and secure the account on May 20, 2025. The Company continues to investigate any potential relationships between this criminal activity and the Company’s progress in its various legal actions.

For further details on the Company’s RICO complaint (Case No: 1:25-cv-21496), please refer to the Company’s press release of April 4, 2025 available here.

About Genius Group

Genius Group (NYSE: GNS) is a Bitcoin-first business delivering AI powered, education and acceleration solutions for the future of work. Genius Group serves 5.8 million users in over 100 countries through its Genius City model and online digital marketplace of AI training, AI tools and AI talent. It provides personalized, entrepreneurial AI pathways combining human talent with AI skills and AI solutions at the individual, enterprise and government level. To learn more, please visit https://www.geniusgroup.ai/

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will”, “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise. No information in this press release should be construed as any indication whatsoever of the Company’s future revenues, results of operations, or stock price.

Contact

For enquiries, contact investor@geniusgroup.ai